UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

PROTEON THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74371L109

(CUSIP Number)

John Heard

Abingworth LLP

Princes House

38 Jermyn Street

London, England SW1Y 6DN

+44 20 7534 1500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 12, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74371L109
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth LLP
98-051-8585
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6. Citizenship or Place of Organization: England

Number of Shares	7. Sole Voting Power:	0
Beneficially Owned by	8. Shared Voting Power:	2,236,350*
Each Reporting Person With	9. Sole Dispositive Power:	0
	10. Shared Dispositive Power:	2,236,350*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,236,350*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13. Percent of Class Represented by Amount in Row (11): 9.9%*
14. Type of Reporting Person (See Instructions): PN

*As of November 12, 2019 (the “Event Date”) and as of the date of filing of this Amendment No. 2 to Schedule 13D (the “Filing Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 2,236,350 shares of common stock, $0.001 par value per share (the “Common Stock”), of Proteon Therapeutics, Inc. (the “Issuer”). The number of shares of Common Stock reported above consists of (i) 2,144,517 shares of Common Stock held by Abingworth Bioventures VI, LP (“ABV VI”) and (ii) 91 shares of Series A Convertible Preferred Stock (the “Series A Stock”) held by ABV VI which is convertible at the option of the holder, subject to the 9.985% Cap, into 91,833 shares of Common Stock, at a price per share equal to $0.9949. The number of shares of Common Stock reported above excludes, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), 2,309 shares of Series A Stock held by ABV VI which is convertible at the option of the holder, subject to the 9.985% Cap, into 2,320,471 shares of Common Stock, at a price per share equal to $0.9949. The Series A Stock contains a provision prohibiting conversion to the extent that upon conversion the holder, together with its affiliates and any “group” members, would beneficially own in excess of 9.985% of the number of shares of Common Stock then outstanding (the “9.985% Cap”).

As a result of the foregoing, as of the Event Date and the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, Abingworth, as the investment manager of ABV VI, may be deemed to beneficially own the 2,144,517 shares of Common Stock held by ABV VI and the 91 shares of Series A Stock convertible, at the option of the holder, subject to the 9.985% Cap, into 91,833 shares of Common Stock, or an aggregate of approximately 9.985% of the shares of Common Stock deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 22,305,264 shares of Common Stock issued and outstanding as of November 12, 2019, based on information from the Issuer.

CUSIP No. 74371L109
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth Bioventures VI, LP
98-040-3543
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6. Citizenship or Place of Organization: England

Number of Shares	7. Sole Voting Power:	0
Beneficially Owned by	8. Shared Voting Power:	2,236,350*
Each Reporting Person With	9. Sole Dispositive Power:	0
	10. Shared Dispositive Power:	2,236,350*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,236,350*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13. Percent of Class Represented by Amount in Row (11): 9.9%*
14. Type of Reporting Person (See Instructions): PN

*As of November 12, 2019 (the “Event Date”) and as of the date of filing of this Amendment No. 2 to Schedule 13D (the “Filing Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 2,236,350 shares of common stock, $0.001 par value per share (the “Common Stock”), of Proteon Therapeutics, Inc. (the “Issuer”). The number of shares of Common Stock reported above consists of (i) 2,144,517 shares of Common Stock held by Abingworth Bioventures VI, LP (“ABV VI”) and (ii) 91 shares of Series A Convertible Preferred Stock (the “Series A Stock”) held by ABV VI which is convertible at the option of the holder, subject to the 9.985% Cap, into 91,833 shares of Common Stock, at a price per share equal to $0.9949. The number of shares of Common Stock reported above excludes, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), 2,309 shares of Series A Stock held by ABV VI which is convertible at the option of the holder, subject to the 9.985% Cap, into 2,320,471 shares of Common Stock, at a price per share equal to $0.9949. The Series A Stock contains a provision prohibiting conversion to the extent that upon conversion the holder, together with its affiliates and any “group” members, would beneficially own in excess of 9.985% of the number of shares of Common Stock then outstanding (the “9.985% Cap”).

As a result of the foregoing, as of the Event Date and the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, ABV VI may be deemed to beneficially own the 2,144,517 shares of Common Stock held by it and the 91 shares of Series A Stock convertible, at the option of the holder, subject to the 9.985% Cap, into 91,833 shares of Common Stock, or an aggregate of approximately 9.985% of the shares of Common Stock deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 22,305,264 shares of Common Stock issued and outstanding as of November 12, 2019, based on information from the Issuer.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on behalf of (i) Abingworth Bioventures VI, LP (“ABV VI”), and (ii) Abingworth LLP, an English limited liability partnership, the investment manager of ABV VI (“Abingworth” and together with ABV VI, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on October 31, 2014, as amended June 27, 2017 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

On November 12, 2019, ABV VI converted 126 shares of Series A Stock of the Issuer at a price per share equal to $0.9949 resulting in the issuance to ABV VI of 126,645 shares of Common Stock. Abingworth does not directly own any of the shares of Series A Stock or the Common Stock.

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. Each Reporting Person may, from time to time, enter into stock trading plans intended to satisfy the requirements of Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Effective April 15, 2019, Timothy Haines, a member, Investment Director and Partner of Abingworth, resigned from the Board of Directors of the Issuer (the “Board”) and all committees of the Board. All Options issued to Mr. Haines expired unexercised.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

ABV VI and Abingworth, as the investment manager to ABV VI, may be deemed to beneficially own, in the aggregate, 2,236,350 shares of Common Stock, representing an aggregate of approximately 9.985% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Filing Date. The number of shares of Common Stock reported herein consists of (i) 2,144,517 shares of Common Stock held by ABV VI and (ii) 91 shares of Series A Stock held by ABV VI which is convertible at the option of the holder, subject to the 9.985% Cap, into 91,833 shares of Common Stock, at a price per share equal to $0.9949. Excludes 2,309 shares of Series A Stock which is convertible at the option of the holder, subject to the 9.985% Cap, into 2,320,471 shares of Common Stock, at a price per share equal to $0.9949. The Series A Stock contains a provision prohibiting conversion to the extent that upon conversion the holder, together with its affiliates and any “group” members, would beneficially own in excess of 9.985% of the number of shares of Common Stock then outstanding (the “9.985% Cap”) The foregoing beneficial ownership percentage is based upon 22,305,264 shares of Common Stock issued and outstanding as of November 12, 2019, based on information from the Issuer.

As set forth in the cover sheets to this Schedule 13D, (i) ABV VI has shared voting and dispositive power with respect to the 2,144,517 shares of Common Stock, the 91 shares of Series A Stock convertible, at the option of the holder, subject to the 9.985% Cap, into 91,833 shares of Common Stock, and the 2,400 shares of Series A Stock which is convertible at the option of the holder, subject to the 9.985% Cap, into 2,412,304 shares of Common Stock held by ABV VI, and does not have sole voting and dispositive power over any of the securities reported herein; (ii) Abingworth has shared voting and dispositive power with respect to the 2,144,517 shares of Common Stock, the 91 shares of Series A Stock convertible, at the option of the holder, subject to the 9.985% Cap, into 91,833 shares of Common Stock, and the 2,400 shares of Series A Stock which is convertible at the option of the holder, subject to the 9.985% Cap, into 2,412,304 shares of Common Stock held by ABV VI, and does not have sole voting and dispositive power over any of the securities reported herein.

On November 12, 2019, ABV VI converted 126 shares of Series A Stock resulting in the issuance to ABV VI of 126,645 shares of Common Stock.

Except as described herein, during the past sixty (60) days on or prior to November 12, 2019 (the “Event Date”), and from the Event Date to the Filing Date, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

ABV VI has the right to receive dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by it. The partners of ABV VI have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by it, in accordance with their respective ownership interests in ABV VI.

Item 7.   Material to be Filed as Exhibits

The following exhibit is incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated October 31, 2014, signed by each of the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Issuer with the Securities and Exchange Commission on October 31, 2014.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2019

ABINGWORTH BIOVENTURES VI, LP

By: Abingworth LLP, its Manager

By: /s/ John Heard

     Name:  John Heard

     Title:  Authorized Signatory

ABINGWORTH LLP

By:  /s/ John Heard

Name:  John Heard

Title:  Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001).